Scudder Spain and Portugal Fund, Inc. Form N-SAR 9/30/97
File Number:   811-5304
CIK Number:    0000820675

Attachment 77C


(a)  The  Annual  Meeting of the  Shareholders  of the Fund was held on July 23,
     1997.

(b)  Not applicable.

(c) The matter voted upon with respect to which this Attachment is being filed was the approval or disapproval of an amendment to the Fund's Articles of Incorporation changing the name of the Fund from The First Iberian Fund, Inc. to Scudder Spain and Portugal Fund, Inc. The amendment was approved by the shareholders. 4,582,651.301 votes were cast in favor of the amendment, 154,113.339 votes were cast against the amendment.

(d)  Not applicable.